UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40619L102

(CUSIP Number)

Rick Miller

Amy Wilson

Bryan Cave Leighton Paisner LLP

One Atlantic Center

Fourteenth Floor

1201 Peachtree St. NW

Atlanta, Georgia 30309

Phone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2024

Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON IRG Canton Village Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.52%, including shares underlying convertible or exercisable securities (1) (2)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON IRG Canton Village Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.52%, including shares underlying convertible or exercisable securities (1) (2)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON American Capital Center, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,521 shares, including shares underlying convertible or exercisable securities (1) (3)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,521 shares, including shares underlying convertible or exercisable securities (1) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,521 shares, including shares underlying convertible or exercisable securities (1) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28% including shares underlying convertible or exercisable securities (1) (3)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON CH Capital Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,264,792 shares, including shares underlying convertible or exercisable securities
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,264,792 shares, including shares underlying convertible or exercisable securities
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,264,792 shares, including shares underlying convertible or exercisable securities
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.89%, including shares underlying convertible or exercisable securities (1) (4)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON IRG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 446,371 shares, including shares underlying convertible or exercisable securities (1)(5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 446,371 shares, including shares underlying convertible or exercisable securities (1)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,371 shares, including shares underlying convertible or exercisable securities (1)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39%, including shares underlying convertible or exercisable securities (1)(5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON Midwest Lender Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 392,973 shares, including shares underlying convertible or exercisable securities (1) (6)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 392,973 shares, including shares underlying convertible or exercisable securities (1) (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,973 shares, including shares underlying convertible or exercisable securities (1) (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%, including shares underlying convertible or exercisable securities (1) (6)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON Stuart Lichter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,976,458 shares, including shares underlying convertible or exercisable securities (1) (7)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,976,458 shares, including shares underlying convertible or exercisable securities (1) (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,976,458 shares, including shares underlying convertible or exercisable securities (1) (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.26%, including shares underlying convertible or exercisable securities (1) (7)
14	TYPE OF REPORTING PERSON IN

(1)	Percentage based on 6,553,864 shares of Common Stock issued and outstanding as of October 8, 2024, as reported by the Issuer in its preliminary proxy materials (Schedule 14A) filed with the SEC on September 27, 2024. Information regarding shares of Common Stock issuable in respect of convertible debt and warrants based on information reported by the Issuer, including interest accruals and principal balance of convertible debt with interest paid in kind.

(2)	Each of IRG Canton Village Member, LLC (“IRG Canton Village Member”) and IRG Canton Village Manager, LLC (“IRG Canton Village Manager”) may be deemed to beneficially own 683,083 shares of Common Stock held by HOF Village, LLC through the IRG Canton Village Member’s indirect (approximately 74.9%) ownership interest therein and IRG Canton Village Manager’s role as manager of IRG Canton Village Member. For similar reasons, each may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The warrants are exercisable within 60 days. Each of IRG Canton Village Member and IRG Canton Village Manager disclaims beneficial ownership of all shares held by HOF Village, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating their percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series A warrants.

(3)	American Capital Center, LLC beneficially owns 18,521 shares of the Issuer’s Common Stock.

(4)	CH Capital Lending, LLC (“CH Capital”) beneficially owns (a) 751,168 shares of Common Stock, (b) 90,178 shares of Common Stock issuable upon conversion of a $13,694,746 principal amount (as of October 8, 2024) convertible note (the “Convertible Note”) with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (c) 455,867 shares of Common Stock issuable upon the exercise of Series C warrants with an exercise price of $12.77 per share, (d) 111,321 shares of Common Stock issuable upon the exercise of Series D warrants with an exercise price of $12.77 per share, (e) 45,419 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share, (f) 454,407 shares of Common Stock issuable upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share, (g) 4,279,393 shares of Common Stock issuable upon conversion of $15,576,992 principal amount (as of October 8, 2024) under the Third Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated March 17, 2023, as amended (the “2020 Term Loan Note”) with a conversion price of $3.64 per share, (h) 3,075,497 shares of Common Stock issuable upon conversion of $11,194,812 principal amount (as of October 8, 2024) under the First Amended and Restated Promissory Note, dated December 8, 2023 (the “2022 Term Loan Note”) with a conversion price of $3.64 per share, and (i) 1,001,542 shares of Common Stock issuable upon conversion of a $12,789,702 principal amount (as of October 8, 2024) under the Business Loan Agreement, dated June 16, 2022 (the “Bridge Loan”) with a conversion price of $12.77 per share. The convertible note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note and the Bridge Loan are convertible, and the Series C, Series D and Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the warrants and the conversion of the Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, and the Bridge Loan.

(5)	IRG, LLC (“IRG”) beneficially owns (a) 15,949 shares of the Issuer’s Common Stock, (b) 407,712 shares of Common Stock issuable upon the conversion of $5,206,484 principal amount (as of October 8, 2024) promissory note with a conversion price of $12.77 per share, and (c) 22,709 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share. The convertible note and the Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series E warrants and the conversion of the convertible promissory note.

(6)	Midwest Lender Fund, LLC (“MLF”) beneficially owns (a) 5,681 shares of the Issuer’s Common Stock, (b) 5,677 shares of the Common Stock issuable upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (c) 381,615 shares of Common Stock issuable upon the conversion of $4,873,224 principal amount (as of October 8, 2024) promissory note with a conversion price of $12.77 per share. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series G warrants and the conversion of the convertible promissory note.

(7)	Mr. Lichter beneficially owns 9,090 shares of Common Stock and 4,543 shares of Common Stock issuable upon the exercise of Series B warrants with an exercise price of $30.81 per share. The Series B warrants are exercisable within 60 days. Mr. Lichter may be deemed to beneficially own (a) through his indirect ownership of membership interests in IRG, (i) 15,949 shares of Common Stock held by IRG, (ii) 22,709 shares of Common Stock issuable to IRG upon the exercise of Series E warrants with an exercise price of $12.77 per share and (iii) 407,712 shares of Common Stock issuable to IRG upon the conversion of $5,206,484 principal amount (as of October 8, 2024) promissory note with a conversion price of $12.77 per share, (b) through his beneficial ownership of membership interests in MLF, (i) 5,681 shares of Common Stock, (ii) 5,677 shares of Common Stock issuable to MLF upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (iii) 381,615 shares of Common Stock issuable to MLF upon the conversion of $ 4,873,224 principal amount (as of October 8, 2024) promissory note with a conversion price of $12.77 per share, (c) through his indirect ownership of membership interests in CH Capital, (i) 751,168 shares of Common Stock (ii) 455,867 shares of Common Stock issuable to CH Capital upon the exercise of Series C warrants with an exercise price of $12.77 per share, (iii) 111,321 shares of Common Stock issuable to CH Capital upon the exercise of Series D warrants with an exercise price of $12.77 per share, (iv) 45,419 shares of Common Stock issuable to CH Capital upon the exercise of Series E warrants with an exercise price of $12.77 per share, (v) 454,407 shares of Common Stock issuable to CH Capital upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share, (vi) 4,279,393 shares of Common Stock issuable to CH Capital upon conversion of a $15,576,992 principal amount (as of October 8, 2024) pursuant to the 2020 Term Loan Note with a conversion price of $3.64 per share, (vii) 3,075,497 shares of Common Stock issuable to CH Capital upon conversion of a $11,194,812 principal amount (as of October 8, 2024) pursuant to the 2022 Term Loan Note with a conversion price of $3.64 per share, (viii) 1,001,542 shares of Common Stock issuable to CH Capital upon conversion of a $12,789,702 principal amount (as of October 8, 2024) under the Bridge Loan with a conversion price of $12.77 per share, (ix) 90,178 shares of Common Stock issuable to CH Capital upon the conversion of a $13,694,746 principal amount (as of October 8, 2024) pursuant to the Convertible Note with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, and (d) 18,521 shares of Common Stock through his indirect control over American Capital Center, LLC. The Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note and the Bridge Loan are convertible, and the Series C, D and E warrants are exercisable within 60 days. Mr. Lichter may also be deemed to beneficially own 683,083 shares of Common Stock through his indirect ownership interest in IRG Canton Village Member, which in turn owns approximately a 74.9% interest in HOF Village, LLC. HOF Village, LLC owns 683,083 shares of Common Stock. He may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The Series A warrants are exercisable within 60 days. Mr. Lichter disclaims beneficial ownership of all shares held by IRG Canton Village Member, IRG Canton Village Manager, CH Capital, IRG, MLF, and American Capital Center, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating his percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise and/or conversion of (a) the Series B warrants to Mr. Lichter, (b) the Series C, Series D and Series E warrants to CH Capital, (c) the Series C Preferred Stock to CH Capital, (d) the Convertible Note, 2020 Term Loan Note, 2022 Term Loan Note and Bridge Loan to CH Capital, (e) the Series G warrants to MLF, (f) the convertible promissory note to MLF (g) the Series A warrants to HOF Village, LLC, and (h) the convertible promissory note to IRG.

This Amendment No. 4 (this “Amendment No. 4”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July, 14, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on January 5, 2021 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 16, 2022 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on May 2, 2024 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). This Amendment No. 4 amends and supplements the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Proposed Transaction set forth and defined in Item 4 of this Amendment No. 4 is incorporated herein by reference. It is anticipated that funding for the cash consideration payable to stockholders pursuant to the Proposal will be obtained through the Reporting Persons’ existing resources, including cash on hand.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 27, 2024, IRG Canton Village Member delivered a preliminary non-binding proposal (the “Proposal”) to the Board of Directors of the Issuer related to the proposed acquisition, by a to-be-formed affiliate of IRG Canton Village Member (“Buyer”), of all of the outstanding shares of Common Stock not owned by Buyer, its affiliated entities and any potential co-investors in Buyer or its affiliates, for cash consideration of $1.98 per share of Common Stock (the “Proposed Transaction”).

The Proposed Transaction is subject to certain conditions, including among other things, the completion of a due diligence review, negotiation and agreement of transaction structure and transaction documents, approval of the Proposed Transaction by a special committee consisting of independent members of the Issuer’s Board of Directors, the Issuer’s Board of Directors and any required stockholder approvals, necessary third party consents, refinance of certain of the Issuer’s PACE financing and renegotiation of the ground lease for the Issuer’s waterpark, and securing committed financing on terms satisfactory to Buyer in an amount be sufficient to fund the Issuer’s anticipated working capital needs for approximately 24 months following consummation of the Proposed Transaction.

The Proposed Transaction could result in one or more of the actions specified in clauses (a)−(j) of Item 4 of the Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a change to the present board of directors of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Capital Market and other material changes in the Issuer’s business or corporate structure. The Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

The Proposal is non-binding in nature, constitutes a preliminary indication of interest and does not obligate in any way Buyer, the Reporting Persons or the Issuer to negotiate or enter into a definitive agreement with respect to the Proposal. No assurance can be given that any definitive agreement will be entered into, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. IRG Canton Village Member may at any time, or from time to time: amend, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Proposed Transaction contemplated by the Proposal, including the price, conditions, or scope of the Proposed Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Proposed Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

Reference to the Proposal in this Item 4 is qualified in its entirety by reference to the copy of the Proposal, which is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D, with respect to each Reporting Person, are hereby amended and supplemented as follows:

The responses of each Reporting Person in Paragraphs (a) and (b) of the Schedule 13D, are amended and updated to reflect the information contained in Rows 7 through 13 of the cover page with respect to such Reporting Person in this Amendment No. 4, and such information is incorporated herein by reference.

Except as described in Item 4 above, there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 1*:	Preliminary non-binding proposal, dated September 27, 2024.

*	Filed herewith.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of October, 2024

IRG Canton Village Manager, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

IRG Canton Village Member, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

American Capital Center, LLC,
a Delaware limited liability company

By:	ADC Ohio Manager, LLC,
a Delaware limited liability company,
its Manager

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

CH Capital Lending, LLC,
a Delaware limited liability company

By:	Holdings SPE Manager, LLC,
a Delaware limited liability company,
its Manager

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

IRG, LLC,
a Nevada limited liability company

By:	S.L. Properties, Inc.,
a Delaware corporation,
its Manager

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

Midwest Lender Fund, LLC,
a Delaware limited liability company

By:	S.L. Properties, Inc.,
a Delaware corporation,
its Manager

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

/s/ Stuart Lichter
Stuart Lichter, an individual